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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Voting Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   909440 10 9
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152
                                 (212) 230-0400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)






                                December 24, 1997
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:



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                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marshall S. Cogan                                          I.D. #
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     PF
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         75,000 shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             1,000 shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                         75,000 shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,000 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     76,000 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*        [X]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trace International Holdings, Inc.                 I.D. #58-1080969
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     WC, BK
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)      [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         4,016,110 shares
               --------- -------------------------------------------------------
NUMBER            8      SHARED VOTING POWER
OF
SHARES                   0 shares
BENEFICIALLY
OWNED          --------- -------------------------------------------------------
BY
EACH              9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                   4,016,110 shares
WITH
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     4,016,110 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Trace International Holdings, Inc. ("Trace International") and Marshall S. Cogan ("Mr. Cogan" and, together with Trace International, the "Filing Persons") and relates to the voting common stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company" or "UAG"). This Amendment No. 2 amends the Schedule 13D filed by Mr. Cogan on April 2, 1997, as amended on August 27, 1997.

Item 5.  Interest in Securities of the Issuer.

     The first paragraph of Item 5(a) is hereby amended and restated to read as follows:

     (a) The information given in this Amendment No. 2 is based on 18,289,724 shares of outstanding Common Stock as of November 11, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. Mr. Cogan owns beneficially (as that term is defined in Rule 13d-3) 75,000 shares, including options to purchase 25,000 shares of Common Stock, which represents 0.4% of the outstanding Common Stock. Trace International owns beneficially (as that term is defined in Rule 13d-3) 4,016,110 shares, which represents 22.0% of the outstanding Common Stock.

     The first paragraph of Item 5(b) is hereby amended and restated to read as follows:



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     (b) Mr. Cogan has sole power to vote and to direct the disposition of
75,000 shares.

     (c) Set forth below is a schedule of transactions by Mr. Cogan in the Common Stock within the past 60 days.

   Date                         Shares Sold (#)              Price ($)
   ----                         ---------------              ---------

   December 1, 1997                15,000                       14
   December 3, 1997                20,000                       14-5/16
   December 4, 1997                20,000                       14-1/4


All such transactions were effected on the open market.

     Except as set forth above, neither Trace International nor Mr. Cogan nor, to the knowledge of the Filing Persons, any of the other executive officers or directors of Trace International, engaged in any such transactions within the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by adding the following:

          Pursuant to the terms of the Pledge Agreement, dated December 24, 1997, between Trace International and The Bank of Nova Scotia (the "Bank"), Trace International pledged 3,531,156 shares of Common Stock (the "ScotiaBank Pledged Shares") to the Bank as partial collateral for loans extended by the Bank to Trace International under the Second Amended and Restated Credit Agreement, dated as of December 24, 1997, between Trace International and the Bank (the "Credit Agreement"). The Pledge Agreement provides that as long as there is no event of default with regard to the obligations of Trace International to the Bank under the Credit Agreement, Trace International is generally entitled to exercise all voting rights allocated to the ScotiaBank Pledged Shares. The Pledge Agreement further provides that


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     as long as there is no such event of default or potential event of default relating to voluntary bankruptcy, involuntary bankruptcy or the appointment of a receiver, Trace International is generally entitled to receive all dividends paid in respect of the ScotiaBank Pledged Shares, subject to certain exceptions including (i) dividends paid in other than cash and (ii) dividends paid in connection with a liquidation. Any such payments become pledged under the Pledge Agreement. The preceding summary of the Pledge Agreement and the Credit Agreement is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 10.6 Pledge Agreement, dated December 24, 1997, between Trace International and the Bank.

EXHIBIT 10.7 Second Amended and Restated Credit Agreement, dated as of December 24, 1997, between Trace International and the Bank.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1998

                                     TRACE INTERNATIONAL HOLDINGS, INC.



                                     By: /s/ Philip N. Smith, Jr.
                                         _______________________________
                                           Philip N. Smith, Jr.
                                           Senior Vice President
                                             and General Counsel



                                      /s/ Marshall S. Cogan
                                      _________________________________
                                      Marshall S. Cogan



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